OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF FILING

OF

Global Seed Corporation

File Number : 801292951

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic For-profit Corporation has been received in this office and has been found to conform to the applicable provisions of law.

Accordingly, the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issued this certificate evidencing filing effective on the date show below.

The issuance of this certificate does not authorize the use of a name in this State in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 07/13/2010

Effective:07/13/2010

/s/ Hope Andrade

Secretary of State

Phone : (512) 463-5555 Fax: (512) 463-3709 Corporation Section : P.O. Box 13697 Austin, Texas 78711